GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1583/05/LTR

5 September 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corp[redacted]
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

05011066

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 29 August 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)
- 30 August 2005 (*Notification on Increase in Shareholding in Associated Company*);
- 31 August 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*);
- 1 September 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*); and
- 2 September 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)

Yours faithfully,

CATHERINE LOH
Assistant General Manager
Head (Corporate Secretarial Services)

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

CL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Aug-2005 17:14:05
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	29-08-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	26-08-2005
2.	The change in the percentage level	From 5.3100 % To 5.3145 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	47,145,092
As a percentage of issued share capital	0 %	5.3100 %
No. of shares held after the change	0	47,185,092
As a percentage of issued share capital	0 %	5.3145 %

Footnotes: % of issued share capital is based on the Company's issued share capital of 887,849,304 ordinary shares of $0.50 each as at 26 August 2005.

Attachments: Total size = **0**
(2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Aug-2005 17:36:51
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

Announcement Title * NOTIFICATION ON INCREASE IN SHAREHOLDING IN ASSOCIATED COMPANY

Description

The Board of Directors of City Developments Limited (the "Company") wishes to announce that pursuant to a Share Transfer Agreement made between Citydev Investments Pte. Ltd. ("Citydev"), a wholly-owned subsidiary of the Company, and AIG Draycott Investment Limited ("AIG Draycott"), Citydev has acquired all of AIG Draycott's 5 ordinary shares of $1 each in Edenspring Properties Pte Ltd ("Edenspring") (the "Shares") representing 50% of the issued and paid-up share capital of Edenspring for an aggregate cash consideration of $1. The consideration for the shares was arrived at on a willing buyer willing seller basis. Following the acquisition of the Shares, Edenspring is now a wholly-owned subsidiary of Citydev.

The acquisition of the Shares is not expected to have any material financial effect on the Company.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 30 August 2005

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	31-Aug-2005 17:18:07
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	31-08-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>>.PART III

1.	Date of change of Deemed Interest	30-08-2005
2.	The change in the percentage level	From 5.3141 % To 5.3192 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	47,185,092
As a percentage of issued share capital	0 %	5.3141 %
No. of shares held after the change	0	47,230,092
As a percentage of issued share capital	0 %	5.3192 %

Footnotes

% of issued share capital is based on the Company's issued share capital of 887,924,364 ordinary shares of $0.50 each as at 30 August 2005.

Attachments:

Total size = **0**
(2048K size limit recommended)

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	01-Sep-2005 17:14:55
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	01-09-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	31-08-2005
2.	The change in the percentage level	From 5.3192 % To 5.3181 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	47,230,092
As a percentage of issued share capital	0 %	5.3192 %
No. of shares held after the change	0	47,221,092
As a percentage of issued share capital	0 %	5.3181 %

Footnotes	% of issued share capital is based on the Company's issued share capital of 887,924,364 ordinary shares of $0.50 each as at 31 August 2005.
Attachments:	Total size = **0** (2048K size limit recommended)

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	02-Sep-2005 17:36:10
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	02-09-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> **PART III**

1.	Date of change of Deemed Interest	01-09-2005
2.	The change in the percentage level	From 5.3181 % To 5.4646 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Take-on of shares from client
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A single transaction.

>> **PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	47,221,092
As a percentage of issued share capital	0 %	5.3181 %
No. of shares held after the change	0	48,521,092
As a percentage of issued share capital	0 %	5.4646 %

Footnotes

% of issued share capital is based on the Company's issued share capital of 887,924,364 ordinary shares of $0.50 each as at 1 September 2005.

Attachments:

Total size = **0**
(2048K size limit recommended)